UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

On April 7, 2022, the High Court of Justice (the “Court”) in the British Virgin Islands (“BVI”) delivered judgment (the “April 7th Order”) on a claim by West Ridge Investment Company Limited (“West Ridge”), a subsidiary of Haitong International Securities Co Ltd, against Nam Tai Property Inc. (the “Company”) arising out of a Securities Purchase Agreement dated October 5, 2020 between West Ridge and the Company (the “Purchase Agreement”) in favor of West Ridge and concluded that the terms of the settlement agreement the Company entered into with West Ridge (the “Settlement Agreement”) stand to be enforced subject to any issues as to quantum. At the time of entry into the Purchase Agreement and Settlement Agreement, the Company’s Board of Directors was primarily comprised of individuals affiliated with Kaisa Group Holdings Limited (“Kaisa Group”). For additional details regarding this proceeding, please see the Form 6-K filed with the Securities and Exchange Commission on April 12, 2022. The Company then filed an application for a stay of the Court’s order, pending an appeal for which it sought leave to make.

On June 8, 2022, the BVI Court held a hearing on the application for a stay and entered judgment in favor of West Ridge in the amount of USD $23.8 million. The BVI Court held that interest, damages and costs and whether West Ridge shall be entitled to a tracing remedy in addition to the USD $23.8 million judgment will be determined at a hearing to be held not before September 15, 2022. In addition, the BVI Court granted the Company permission to appeal the April 7th Order to the Eastern Caribbean Court of Appeal and granted the Company a stay of the April 7th Order. This ruling prevents West Ridge from seeking to enforce its judgment against the Company pending the appeal of this case except for certain real estate in Hong Kong and monies held in an account with Credit Suisse, both held by Hong Kong subsidiaries of the Company. No date has currently been set for the hearing of the appeal, but it is not expected to occur before October 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2022

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Interim Chief Executive Officer